                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*



                            Price Enterprises, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   741444202
           -------------------------------------------------------
                                 (CUSIP Number)


           Kathleen M. Hillan 4649 Morena Blvd., San Diego, CA 92117
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 20, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 741444202                                        PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Price Family Charitable Fund
      95 3842468
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [*]

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 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      San Diego, California - USA
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                               7     SOLE VOTING POWER

          NUMBER OF                  2,622,580

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,622,580

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,622,580

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2,622,580 divided by 23,751,372 = 11.0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

1.      SECURITY AND ISSUER

        Price Enterprises, Inc.
        Common Stock
        Kathleen M. Hillan, Senior V.P. - Finance
        4649 Morena Blvd.
        San Diego, CA 92117




2.      IDENTITY AND BACKGROUND

        a)  The Price Family Charitable Fund
        b)  7979 Ivanhoe Avenue, Suite 520
            La Jolla, CA 92037
        c)  Private Foundation
        d)  None
        e)  None
        f)  Private Foundation in United States




3.      SOURCE AND AMOUNT OF FUNDS

        All securities were acquired by contributions to the Fund.




4.      PURPOSE OF TRANSACTION

        The purpose of the acquisition of Price Enterprises common stock from the contribution was for investment purposes only.

        On April 20, 1998, Price Enterprises filed a Registration Statement on Form S-3 registering for sale, among other shares, 400,000 shares of Price Enterprises common stock owned by the Price Family Charitable Fund. As indicated in the Form S-3, such shares may be sold, among other ways, in market transactions or in negotiated transactions at prices to be determined by the parties thereto. Such shares, or a portion thereof, may be sold at one time or from time to time for so long as the Form S-3 remains effective, but it is expected that all sales to be made under the Form S-3 will be completed by June 30, 1998. The Price Family Charitable Fund, together with the other selling stockholders, requested the registration to assist Price Enterprises in complying with ownership limitations applicable to real estate investment trusts, including the requirement that no more than 50% in value of a REIT's outstanding shares of stock be owned, actually or constructively, by five or fewer individuals (as defined by the Internal Revenue Code of 1986, as amended, to include certain entities) during the last half of a taxable year. The selling stockholders have agreed to reimburse Price Enterprises for its expenses in connection with the registration of such shares.


5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (2,622,580 or 11.0%) is held as follows.

               - 2,622,580 shares by The Price Family Charitable Fund

        b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote:             2,622,580

               Sole power to dispose or direct the disposition    2,622,580

        c) On December 4, 1996, the Price Family Charitable Fund received a contribution of 2,500,000 shares of Price Enterprises common stock. The Fund previously owned 500 shares of Price Enterprises common stock prior to December 1996 contribution.

           On December 31, 1997, the Price Family Charitable Fund received 122,080 shares from the Pearl Effron Trust A per the decedent's bequest.

        d) N/A

        e) N/A


6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A


7.      EXHIBITS

        N/A


The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Common Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price, Jim Cahill, Helen Price and Allison Price. The officers of the Fund are Mr. Robert Price, Vice President and Treasurer, Mr. Sol Price, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Cahill and Mr. Joseph Satz are set forth below:

Mr. Sol Price and Ms. Helen Price

        Mr. Sol Price files a separate Schedule 13D. Ms. Helen Price is married to Mr. Sol Price.

Mr. Robert Price and Ms. Allison Price

        Mr. Robert Price files a separate Schedule 13D. Ms. Allison Price is married to Mr. Robert Price.

Mr. Cahill

        2. IDENTITY AND BACKGROUND
           a) Jim Cahill
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) Executive Vice President, Price Entities
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER:

           Sole Voting Power: 16,000
           Shared Voting Power:   112,040 (As Co-Trustee)
                                2,622,580 (As a director of the Fund)

           Sole Dispositive Power: 16,000
           Shared Dispositive Power:   112,040 (As Co-Trustee)
                                     2,622,580 (As a director of the Fund)

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Satz

        2. IDENTITY AND BACKGROUND
           a) Joseph Satz
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) General Counsel, Price Enterprises, Inc.,
              4649 Morena Blvd., San Diego, CA 92117
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER:

           Sole Voting Power: 1,500
           Shared Voting Power: N/A

           Sole Dispositive Power: 1,500
           Shared Dispositive Power: N/A

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         April 20, 1998             /s/ Sol Price
----------------------------------  -------------------------------------------
             DATE                   Sol Price - Director
                                    Price Family Charitable Fund